Filed by Strive Enterprises, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

The following is an extract of a transcript of a speech by Matt Cole, Chief Executive Officer of Strive Enterprises, Inc. (“Strive”), given on May 27, 2025, at the Bitcoin Conference. A link to the speech is here: https://x.com/BitcoinForCorps/status/1927563770555220060

Speaker 1  00:00

We have an amazing speaker coming up next. Matt Cole is the CEO of Strive. You may have seen an announcement this morning. I don't want to steal his thunder. He's going to talk a lot about it, but Strive is the first public asset manager to lead with a Bitcoin strategy. They are doing incredible work in the Bitcoin space, so please give it up for Matt Cole.

Matt Cole  00:25

Thank you. Good to see you all. So I'm Matt Cole. I'm the CEO of Strive, and it was just 20 days ago that we announced our merger with Asset Entities to become a new Bitcoin treasury company, and we laid out a lot of the differentiations there. And I'm going to want to go a little bit deeper. But today, we actually had a pretty big announcement. We announced the closing of our pipe, $750 million plus the potential for an additional $750 million, so $1.5 billion through the exercise of warrants to fund our additional Bitcoin war chest. Yes. So that is the biggest pipe ever raised to date for a pure-play Bitcoin treasury company. But I want to actually dig deep today about how Strive is differentiating itself. What we've seen today from Bitcoin treasury companies is amazing. What they are doing is what's called a beta strategy. So my background is actually institutional fixed income. I used to manage about a $70 billion portfolio of actively managed fixed income securities, the largest of which was structured products. I couldn't use leverage like Bitcoin treasury companies do, I actually had to find alpha. And so there's a difference between beta and leverage and alpha. And so what Strive is doing is we're going to be actually doing all the beta, the beta plays that you see today, but we're also going to be layering on top of that alpha that we can bring as an asset manager, because that's what we do. We're alpha seekers. And when you think about how to value a company that's doing both Bitcoin accumulation through beta strategies that accrue value to common equity shareholders and alpha, you have to think about the valuation framework differently. And our belief is that it should be higher, and that's why we're doing it. But first is to give a little bit of more depth on beta versus alpha. So what is beta? Beta is exposure to an asset. And you can take beta exposure up, or you can take it down to an asset. And so when you deploy leverage, which is what Bitcoin treasury companies do, and Strive is going to do it too, if you can borrow in fiat. And I'm guessing this audience is a fan of borrowing in fiat to buy the hardest asset ever known to man, in Bitcoin. That's a good trade. I love that trade. And if you can borrow at 10% or less, which is what most Bitcoin treasury companies do, and you buy bitcoin and it's going up 30% a year, that's a great way to generate returns to your shareholders. And that's this concept that Saylor laid out in torque and deploying fixed income instruments to deploy torque to your company and outperform Bitcoin over the long run. Great strategy, and it commands a premium to Bitcoin, MNAV, and I love that. We love that, and we're going to do it. Alpha strategies are different. Alpha strategies can actually outperform Bitcoin whether Bitcoin goes up or Bitcoin goes down. And we know that Bitcoin goes up most years, some years it goes down. So I want to actually talk a little bit about some of the alpha strategies that we're going to deploy at Strive. I laid them out at a high level at the Strategy World Conference, but I want to go deeper today, and so the first of which is leveraging experience that's pretty proprietary to Strive our founders, our management and specific expertise in the biotech area. So there's an interesting phenomenon happening happening in the biotech space right now, where about 23% of biotech companies are trading below their net cash, their cash, after all, liabilities are taken care of. Why does that exist? It exists because it's just a phenomenon that happens in that space about every 15 years. The last time it happened was in the great financial crisis, 08-09 and it's happened again. And just to give you a sense, in 2017 it was just 2% of biotech companies that traded below net cash right now it's 23% so these companies have typically had a negative clinical outcome. Their stock price plummets, but they're very well capitalized, and so when you actually have the deep expertise in the area of biotech, you also know the investor base, you can put together a win win. And a win win, in this example, I'm going to lay it out. Imagine a company that has $170 million of cash on its balance sheet, and then it has liabilities of $40 million likely operating lease liabilities, and it has a net cash position after those liabilities of 130 million, but the market cap of the company is just $90 million so there's this $40 million delta. For people that are experienced in this space, you can likely acquire these companies at about 110 million. You pocket the difference. And for a Bitcoin treasury company, you can buy Bitcoin at a discount. So clearly, if you can buy Bitcoin at a discount, that is alpha. It's not dependent on Bitcoin going up or down, even though we all know and believe it's going up, but you have an alpha strategy layered on top of a beta strategy. So that's the first example, and we're actually in active discussions right now with the first company that wants to do this with us, and we're considering and so this is just to give sense a $30 billion current market opportunity that will likely persist for the next couple years. The next alpha strategy that I want to lay out is actually a partnership that we announced about a week ago with Thomas Brazil and 117 Partners. And so Thomas and 117 Partners are the industry experts in distressed Bitcoin claims. So think about Mt Gox claims. You have people that have had their claims to having Bitcoin on their exchange locked up for years. They haven't had liquidity. And so Strive is actually able to take advantage of a discounted Bitcoin price to acquire these claims that have definitive legal judgments. That means the Bitcoin is coming to the claim holders, but they're not coming probably right now for about two years, there's about 75,000 Bitcoin that are locked up in these claims, and they trade at about a 20 to 30% discount to the underlying price of Bitcoin. So again, by partnering with one of the largest traders and deal flow providers in this space, 117 Partners, we have access to be able to acquire long term Bitcoin at a discount, not dependent on Bitcoin going up or Bitcoin going down, but just an alpha strategy that we can deploy through our connections and partnerships. That's alpha, alpha on top of beta. The last alpha strategy that I want to talk about is actually unique to my background, and it's structured products. And my belief is that one of the biggest opportunities right now in Bitcoin is structured Bitcoin. Why is that? Again, it's all about win-wins. Think about the biotech we're giving a win to their shareholders, a win to Strive in the distressed claims. We're giving a win to the holders of claims by giving them liquidity. We're getting a win by buying discounted Bitcoin. With regards to structured Bitcoin, it's about different investors that have different needs. So my background coming from a pension, we had a need to not take a lot of downside risk for different assets. So it didn't matter if the asset was something that was less volatile than Bitcoin and less return generating like a commercial mortgage or a student loan or a credit card. At a pension or at an insurance fund, you likely to buy the top tranche. You're taking down, you're getting downside protection and giving up risk. And you have to remember those institutions, they only have a hurdle rate of like 7%. Contrast that to Strive our hurdle rate is Bitcoin. That is a high hurdle rate, and that is should be the higher the hurdle rate for Bitcoin treasury companies. And so what we can do is we can take the equity tranche, the bottom tranche, provide the downside protection. We're not taking debt. We're actually buying a security that's hard backed by Bitcoin, and we provide that downside protection. And over the course of five years, which is longer than a typical Bitcoin cycle, if bitcoin does well, we get massively better returns than Bitcoin. So again, it's the concept that you might see in another company, but by taking actual leverage, actual debt, turning it into a security where you're not actually taking debt, you're just buying a security that have has a levered return profile to Bitcoin. That is alpha. And you want to know who typically buys the equity tranches in traditional assets, it's hedge funds. And hedge funds are as alpha seeking asset managers. Strive is going to be an alpha seeking asset manager. And so again, you know, this last panel, they laid out great about differentiation. How do you think about differentiation? And to be clear, this is, you know, Bitcoin for Corporations Conference. It is so early in this space, less than 1% of companies have deployed a Bitcoin treasury strategy. There's so much room to just simply deploy beta seeking Bitcoin treasury strategies outperform Bitcoin trade at a justified premium to the Bitcoin holdings, which I really believe in. But there's also room for true differentiation, and bringing alpha into the equation is true differentiation. And these three strategies that I laid out are just the first three of many that we're going to be having down the pipeline. And when you think about Strive, and you think about us, think about a world of beta, of Bitcoin treasury companies, Strive is gonna be bringing the beta, but we're also gonna be bringing the alpha. Thank you.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Asset Entities Inc. (“ASST”), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or ASST operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Strive’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in ASST’s share price before closing; and

•	other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results.

Although each of Strive and ASST believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “SEC”).  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, ASST intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by ASST in connection with the proposed transaction and that will include a proxy statement of ASST and a prospectus of ASST (the “Proxy Statement/Prospectus”), and each of Strive and ASST may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Proxy Statement/Prospectus will be sent to the stockholders of ASST to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ASST ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, ASST AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Strive and ASST, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from ASST by accessing ASST’s website at https://assetentities.gcs-web.com/. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to ASST’s Investor Relations department at 100 Crescent Court, 7th floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com.  The information on Strive’s or ASST’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.